Exhibit 99.5
Earnings Conference Call

Infosys Limited
Q2 FY26 Earnings Conference Call

October 16, 2025

CORPORATE PARTICIPANTS

Salil Parekh

Chief Executive Officer and Managing Director

Jayesh Sanghrajka

Chief Financial Officer

Mr. Satish H.C.

Chief Delivery Officer

Sandeep Mahindroo

Financial Controller & Head of Investor Relations

analystS

Kumar Rakesh

BNP Paribas

Bryan Bergin

TD Cowen

Jonathan Lee

Guggenheim Partners

Vibhor Singhal

Nuvama Institutional Equities

James Friedman

Susquehanna International

Sumeet Jain

CLSA India

Nitin Padmanabhan

Investec India

Abhishek Kumar

JM Financial

Sandeep Shah

Equirus Securities

Moderator

Ladies and gentlemen, good day, and welcome to Infosys Limited Q2 FY '26 Earnings Conference Call.

As a reminder, all participants’ lines will be in the listen-only mode and there will be an opportunity for you to ask questions after the presentation concludes. Should you need assistance during the conference call, please signal an operator by pressing ‘*’ then ‘0’ on your touchtone phone. Please note that this conference is being recorded.

I now hand the conference over to Mr. Sandeep Mahindroo. Thank you, and over to you, Mr. Mahindroo.

Sandeep Mahindroo

Hello, everyone, and welcome to Infosys Earnings Call for Q2 FY '26. Joining us on this call is CEO and MD – Mr. Salil Parekh, CFO – Mr. Jayesh Sanghrajka, CDO – Mr. Satish H.C., along with other members of the leadership team.

We will start the call with some remarks on the performance of the company, subsequent to which we will open up the call for questions.

Kindly note that anything we say, which refers to our future outlook is a forward-looking statement that must be read in conjunction with the risk that the company faces. A full statement and explanation of these risks is available in our filings with the SEC, which can be found on www.sec.gov.

I would now like to pass on the call to Salil.

Salil Parekh

Thanks, Sandeep. Good evening and good morning to all of you on the call.

We had a strong performance in Q2 with increased market share gains. Our revenues for the quarter grew 2.2% sequentially and 2.9% year-on-year in constant currency terms. 4 of our large 5 industry verticals and 3 of our 4 geographies grew year-on-year in constant currency terms.

Operating margins expanded by 20 basis points sequentially. We had an excellent outcome in cash generation with free cash flow of $1.1 bn. Our large deals were at $3.1 bn with 67% net new. In addition, we announced a mega deal worth $1.6 bn after the close of the quarter but before today’s results announcement.

We added 8,000 employees during the quarter. Our client interactions show strong focus on deploying AI across the enterprise for growth and on cost efficiency programs. In doing this, we continue to scale our team of forward-deployed engineers. Our results and pipeline of deals reflect the trust our clients have in our ability to help them bring AI to their enterprises.

For example, we are partnering with an apparel company with generative AI and AI Ops technologies to help them modernize their core operations, simplify their IT, and unlock greater value from their data.

For a telecom client, we are infusing advanced intelligence across their operations to accelerate the pace of innovation and help them to deliver compelling digital experiences for their customers.

As a result of our investments, we have emerged as the leading enterprise AI services and solutions provider. We would like to take this opportunity and give you an update on how our investments in AI have positioned us as the preferred services partner for large-scale enterprise AI transformation program today.

Satish, our Chief Delivery Officer, will share this update later in the call with all of you.

We continue our strategic approach to acquisitions with the joint venture announcement of Versent in Australia.

With a strong performance in Q2, we changed our revenue growth guidance for the financial year. The new guidance is 2% to 3% growth in constant currency terms. Our operating margin guidance for the financial year remains the same at 20% to 22%.

With that, let me hand it over to Jayesh.

Jayesh Sanghrajka

Thank you, Salil. Good morning, good evening everyone, and thank you for joining the call today.

I am pleased to report that we had another quarter of robust all-around performance despite an uncertain environment. We continued our strong growth momentum for the second consecutive quarters, accompanied by higher margins, led by focus on client relevance and rigor on execution. We are making necessary investment in technology, people and in sales engine to future proof our business.

Let me cover key aspects of our results:

1.	Quarterly revenues crossed $5 bn in Q2 '26 and $10 bn for the half year. Revenue grew 2.2% sequentially in Q2, including 20 bps from acquisitions in constant currency terms.
2.	Growth in Q2 was on back of the 2.6% sequential growth in Q1. H1 revenues, therefore, grew at 3.3%.
3.	Volumes continue to remain soft with bulk of the revenue growth driven by realization increase.
4.	Amongst large verticals, Financial Services and Manufacturing grew above 5% year-on-year in constant currency, both in Q2 and H1.
5.	Europe also grew greater than 5% year-on-year in constant currency terms.
6.	H1 gross margin remained resilient at 30.8%, flat year-on-year after absorbing compensation headwinds, reflecting the progress of Project Maximus.
7.	Operating margin expanded by 20 bps sequentially to 21%. H1 margins were 20.9% versus 21.1% in H1 '25. We continue to invest in sales and marketing, which is reflected in 12.8% growth in S&M cost, H1 over H1.
8.	Utilization, excluding trainees, remained stable at 85%, which is within our comfort range.
9.	Onsite mix reduced by 40 basis points for the quarter and 60 basis points for the half year.
10.	We continue to invest in talent and have hired over 12,000 freshers in the last 6 months. Total employee headcount was at 332,000, an increase of over 8,000 in Q2. Attrition remains low at 14.3%.
11.	DSO is down 2 days to 71 days and DSO including net unbilled is down by 5 days to 87 on a year-on-year basis.
12.	Cash flow generation remained strong. Free cash flow stood at $1.1 bn, which is 131% of the net profit and is well above 100% for the 6th consecutive quarter, bolstered by tax refunds. H1 free cash flow conversion is at 120%.
13.	Large deal TCV for Q2 was at $3.1 bn, which is with 67% net new. H1 deal wins at $6.9 bn with net new at 60% plus. This does not include the mega deal announcement this week with NHS.
14.	Q2 EPS in rupee terms grew by 13% year-on-year to Rs. 17.6.

Operating margin for Q2 was at 21%, increase of 20 basis points sequentially. The major components of sequential margin change for the quarter were:

Tailwinds of

➢	60 basis points from currency movement
➢	30 basis points from Project Maximus emanating from RPP increase from value-based selling and lean in automation partly offset by increase in subcon and lower onsite utilization

Offset by

➢    70 basis points of impact from higher post-sale customer support on a sequential basis and other expenses.

Consolidated cash and investments were at $6.2 bn at the end of quarter. Yield on cash balance was at 6.98% and ROE stood at 29.1%.

We have taken several strategic steps in the past few years to reduce our dependence on work visa, especially H-1Bs in the U.S. This includes reduction in onsite mix, increased focus on near-shoring, increased local hiring, university partnerships, and creation of local hubs. We currently have several delivery centers across the U.S. to serve clients and leverage local talent. These hubs focus on emerging technologies, such as artificial intelligence, machine learning, cloud computing, big data, and user experience design.

In line with our capital allocation policy, during the quarter, we announced Rs. 18,000 crores buyback through tender route at Rs. 1,800 per share. Buyback is expected to be completed in Q3, subject to shareholder approval.

The Board approved Rs. 23 interim dividend, which is 9.5% higher than the FY '25 interim dividend.

We signed 23 large deals during the quarter, 6 in Financial Services, 4 each in Manufacturing, Communication and Retail, 3 in EURS and 1 each in Hi-tech and others. Region-wise, we signed 14 deals in America, 7 in Europe, 1 each in ROW and India.

Coming to verticals:

In Financial Services, clients are actively planning modernization and AI-driven initiatives with a clear focus on cost efficiency, enhanced customer experience, and strategic business transformation. We see strong momentum in mortgages, capital markets, commercial banking, and wealth management areas. While macro uncertainty and volatility is impacting spends, there is some acceleration in mortgage sector with recent reduction in interest rates. Overall pipeline and signing remains strong, which is visible in 6 large deals signing this quarter. Banks have spent significantly to build AI infrastructure. Many initiatives are progressing from proof of concepts to full-scale projects with notable traction in Agentic AI.

Manufacturing segment continues to face trade and macro uncertainties, which is creating pressure on discretionary spend, specifically in automotive sector. We continue to help our clients in digital initiatives and rationalizing their applications and infrastructure footprints. We are at the forefront of leveraging AI and automation to increase productivity and offset pricing deflation. In Aero, we have seen opportunities to help clients navigate headwinds by helping them resolve bottlenecks in their supply chain, using technologies and products. Over 90% of large deal TCV for Q2 was net new, which should help drive growth going forward.

Clients in EURS have strong focus on cost reduction, operational efficiency, and cash preservation, which helps open doors for vendor consolidation. In resources while large-scale Gen AI deployment are limited, agentic AI adoption is growing in tech operations to reduce cost. With rapid construction of data centers, utility companies are looking for partners to meet the accelerating electricity demand, creating opportunities in areas like renewable integration, grid modernization, AI-driven optimization, etc. Year-on-year growth was impacted due to significantly higher third-party revenues in Q2 '25.

Retail clients continue to remain cautious on account of ongoing tariff-related uncertainties. Across geos, there is an increased focus on AI, cloud, estate modernization, derisking and cost takeout. There is a growing sense of urgency to improve the productivity of operating models to offset inflationary pressures. Deal pipelines remain strong, but decision cycle remains elongated. We continue to leverage our Topaz and AI Next platform capabilities, showcasing our enhanced customer and employee experience through digital marketing, predictive analytics and real-time insights.

Communications continued to face growth headwinds coupled with high opex pressures. Discretionary spending remains subdued with investment prioritization in AI, automation, and consumer experience. GCCs are becoming key buying centers and opportunities are emerging for IT companies to support their transition. While lower interest rates offer cautious optimism, geopolitical tensions and tariff risk add to uncertainty.

In Hi-Tech, there has been significant focus on cost reduction leading to budget cuts and program closures. However, there are opportunities emerging in areas like semiconductors with a strong focus on leveraging Gen AI.

Our H1 performance reflects resilience of our business model and agility of our execution capabilities. As we enter H2, we expect seasonal factors to impact growth - lower working days, furloughs, onset of new calendar year.

Hence, we have revised our revenue guidance to 2% to 3%. This does not include any revenues from the joint venture with Telstra, which we expect to close later this year. Our margin guidance remains at 20% to 22%.

With that, let me hand over to Satish to talk about our AI capabilities.

Satish H. C.

Thanks, Jayesh. Good day, ladies, and gentlemen.

I am pleased to share that we have emerged as the industry-leading enterprise AI services and solutions provider. 8 industry analyst firms have ranked Infosys as a global leader in 20 separate AI rankings over the last 12 months. We are delivering more than 2,500 Generative AI and AI projects and 200-plus agentic AI projects for our clients.

Let me outline the key pillars of our strategic focus:

The first one is making Infosys AI-first:

We embarked on our AI-first journey in 2023. On the people front, we are committed to making our employees AI amplified. About 90% of our employees are AI aware, equipped to collaborate with and leverage AI tools responsibly in their daily work.

The next tier is the AI builders

10% of our top technology talent pool are engaged in highly innovative projects and solution building with AI. The top tier, the AI masters and amongst them, the forward-deployed engineers are driving the AI momentum for our clients by solving the tough industry challenges.

On the process front

We are reimagining the way we work with AI. For example, AI code assistants accelerate our development life cycle. Our developers have produced more than 25 mn lines of code using generative AI.

We have deployed AI agents across our internal operations. Our multi-agent invoice automation solution alone unlocked $50 mn in incremental cash flow, directly improving our free cash flow conversion.

We have deployed AI to accelerate our compliance processes. In some of the use cases, we have seen over 20x gains for specific activities and an overall end-to-end process productivity in the range of 40% to 50%.

Now coming to our industry-leading AI offerings

We have built capabilities in AI, applied them across our own operations and now we deliver these innovations to clients through Infosys Topaz, a holistic suite of generative and agentic AI-powered services and solutions.

We deliver value through 2 strategic frameworks, services.ai and client.ai. In services.ai, we build a foundation for better business services for our clients by accelerating IT capabilities and operations, both our own and our clients.

Our integrated services stack, a composable set of AI services and agents contextualized for every client and industry integrates human and AI agents to reimagine IT services and operations with greater velocity, productivity, and quality.

On client.ai, We focus on business transformation to deliver sustained enterprise-wide impact for our clients like revenue growth, efficiency, and productivity improvements. We have 22 industry blueprints and more than 400 agents tailored to specific verticals to accelerate value from AI-led transformation. We also use power vibing to rapidly build proofs of value and iterate business solution prototypes to client problems.

In terms of delivering enterprise value to surmount pilot paralysis

The challenge of extracting value from enterprise AI investments and pilots continues to be the biggest priority for global enterprises. We have expertise in delivering that through 5 key levers.

With Infosys forward-deployed engineers, we have the specialized engineering talent, which is deeply embedded within client businesses, delivering enterprise scale value from AI. For a global logistics leader, our forward deployed engineers co-created a solution that uses real-time data streams and AI to accurately predict shipment life cycles across regions and operating companies. This platform delivers 400 mn messages daily with sub-minute latency and operates uninterrupted 24/7, resulting in $1.5 mn in immediate benefits, $8 mn in annual savings and 12% reduction in customer service call volumes.

With our Infosys Topaz data workbench, we have an expansive portfolio of solutions for data preparation, engineering, and governance. For a leading industrial manufacturer, we built a unified data fabric powered by 100-plus domain-driven multimodal data products centered on equipment operations covering more than 10 petabytes of structured and unstructured data to power 30-plus AI companions across business functions driving more than 90% boost in precision, performance and productivity.

With our Infosys SLM, we are able to deliver small language models, which are key for context engineering of agentic AI solutions, which are adapted for enterprise’s specific need. We have built 4 small language models for banking, IT operations, cyber and enterprises broadly for rapid value delivery. We also offer these models as services to keep businesses securely build their own custom AI models. A good example is how our SLM is used by clients to run their banks on Infosys Finacle to launch new contextual banking experiences and innovations.

With our Infosys Responsible AI Office, we have now become an industry pioneer in setting up a Responsible AI Office. We are amongst the first companies to be certified on ISO 42001:2023 for management systems implementing Responsible AI projects. Our Responsible AI toolkit ensures that clients have the defense and the technical guardrails to address AI-related risks.

With our Infosys Polydelivery AI model, the high dependence on AI key providers is a key concern that we address. Our hybrid or flexible poly AI helps them avoid vendor lock-in as they scale their AI transformation. Using this model, we helped a bank in Europe establish their AI innovation lab to create a pipeline of AI-first business initiatives. They have now deployed 13 AI and agentic AI solutions, and there are several more in development. This has delivered substantial financial gains and earned our client the honor of being #1 in their region of an AI-first bank.

Building an AI ecosystem for our clients, we have established strategic alliances with Nvidia, Microsoft, AWS, Intel, Meta, Google Cloud, and others to enhance their capabilities.

Infosys is among the first and largest enterprises to deploy GitHub Copilot at scale. We have over 22,000 developers on board. In collaboration with Google Cloud, we have developed more than 200 enterprise-grade AI agents. These partnerships, combined with open source solutions enable Infosys to deliver flexible vendor-agnostic AI ecosystems.

Through our Infosys Innovation Network, we engage with AI start-ups across AI, cybersecurity, data management, and other emerging domains to accelerate client adoption of cutting-edge solutions. Our academic collaborations with institutions like Cambridge, Columbia, Cornell, Stanford HAI, and MIT fuel our advanced AI research and give our innovations practical enterprise application.

We also contribute to shaping global AI standards like partnering with OWASP on LLM security. We are also advising policymakers, and we are also collaborating with regulators in shaping emerging standards.

To summarize, our clients value our differentiated capabilities that we have built on the success of our own AI-first journey. They trust us to navigate them with a clear practical road map to transform their business and deliver sustained enterprise scale value. This proven capability has translated into robust growth and notable gains in market share over the past several quarters, underscoring the impact of our strategic approach.

This includes amplifying people, implementing advanced AI solutions, co-creating AI projects from the ground up for success and fostering an effective ecosystem of partners. We are focused on empowering our clients to conquer the pilot paralysis and achieve enterprise scale advantage.

Sandeep Mahindroo

We can now open up the call for questions.

Moderator

Thank you very much. We will now begin with the question and answer session. The first question is from the line of Kumar Rakesh from BNP Paribas. Please go ahead.

Kumar Rakesh

Salil, my first question was a little of medium to long term. So, there is a lot of companies who have announced their capex plans for setting up the AI data centers. And many of these companies are our ecosystem partners. We do go to market along with them. We partner with them in many of the projects.

In all these conversations of these capacity expansion and potential modernization in the future, are we having any conversation with them how Infosys can partner with them in the future for implementation and inference work potentially in the future? Any of your conversation which is happening with them that you can share?

Salil Parekh

If I understood that, the question was there are partners of Infosys who are building large AI capability and are we partnering with them?

So, yes, we are partnering with them.

So, you look at any of the large players who are building out AI capability today. And it is at different levels - we are looking from the chip to the infrastructure to the models to basically deployment. So, there are different layers of that. And in each of those, we have, as Satish was just pointing out, several partnerships, which are going pretty well. Is that what you are asking?

Kumar Rakesh

So, my question was that at some stage, they will start looking at modernization, enterprise implementation of inferences on those large capacities. Will we be participating in any of those, any of the conversation happening on the modernization side in the future and Infosys participation in that?

Salil Parekh

So, on the enterprise side, we will participate, but the modernization is a big part of our play. So, what is happening there, in fact, is the enterprise modernization business will get a huge benefit from AI. So, before the AI, the enterprise modernization, legacy modernization had a certain time duration and a certain ROI. With many of the AI tools, that is improving quite dramatically. So, once those AI tools are in good shape and stable and so on, we see modernization as a big growth opportunity.

Kumar Rakesh

Just to be clear that I have got it right, that once enterprises start using these capacities for their own modernization, there is a play for Infosys to participate with them and help them in that modernization.

Salil Parekh

Absolutely. So, there are some AI companies which are very good with enterprise AI. Most people are focused on consumer AI. So, if you look at an enterprise AI company, they are building solutions which are focused in sales or marketing for growth or revenue of the end client or cost reduction through process or customer service in those areas. And one of those areas is this modernization. There are some others. And to make it happen, Infosys is a partner that those AI companies will use where we have the knowledge, because of the knowledge we have in the landscape of the client, which is a large complex landscape. So, how to deploy AI into it and make it successful, those are some of the skills that we will bring to it.

Kumar Rakesh

My second question was more of a near term. So, over the last 2 quarters, we have seen the large deal TCV has picked up and you have been reporting above $3 bn of large deal TCV. And you have also spoken about vendor consolidation being one of the trends which is driving the deal signings. Looking at these large deals which you have won, how comfortable you are of their margin as they ramp up and start contributing into your revenue?

Salil Parekh

Large deals, we don't disclose the margins separately, as you know. But what we are clear on, is that we have a fairly disciplined approach as we take them on. And there, in many ways, what Satish was sharing with you, we have our Chief Delivery Officer, Dinesh, they are both involved actively at the very start of many of all of the large deals to make sure that before we go into it, we understand what the issues are as best as possible and maintain that margin profile at the start and through the program itself. So, we are comfortable. We don't disclose the margin separately, but we don't see some unusual margin impact because of that also.

Moderator

Next question is from the line of Bryan Bergin from TD Cowen. Please go ahead.

Bryan Bergin

I wanted to ask on deal activity and kind of average sizes. Can you comment on what you are seeing in some of the smaller deal activity? Any changes there versus the prior quarter? And then just on the signings, so the TCV has been healthy now for 2 quarters. Can you comment on just how ACV levels in new work that you are booking may be trending?

Salil Parekh

So, on the smaller deals, no real change, it is similar to what we have been seeing so far. On the large deals, the vast majority of them is focused on cost reduction, vendor consolidation, using AI for productivity, lean automation, those sort of areas.

On ACV, again, no real comment. We don't see a change that this quarter's large deal had a different type of ACV than last quarter, essentially a similar type of structure. But again, we don't share the ACV numbers separately.

Bryan Bergin

And then my follow-up on the delivery and the operating model. So, I am curious how you may see the delivery mix changing beyond Fiscal '26 when you consider navigating the visa changes next year. Just understanding you have a majority of your employee base in the U.S. that are not on visas. But as we look at the numbers, subcon mix, picked up here in the quarter, while your offshore mix also rose. So, I am curious if you think those two trends will continue? And where do you think the potential ceilings of those are as it relates to offshore mix and subcon usage?

Salil Parekh

So, on the subcon, I don't think that is a long-term lever in terms of how we will change the mix. There will be ups and downs as we go through the next few phases of this. The approach we are taking is, we built over the years what we call localization in all of our geographies outside India and especially in the U.S., and that comprises of building local technology up, so local recruiting, near-shore centers, which are ones around, for example, Canada, Mexico, other places in South America and then offshore.

Now, it will be a combination of these that we are using or we will use further in the future to make sure that essentially our overall delivery approach remains consistent for the clients. We don't have a view on where the offshore ratio will end, but we do see from some early client discussions that there will be an increase over time in what they want to offshore.

Moderator

Next question is from the line of Jonathan Lee from Guggenheim Partners. Please go ahead.

Jonathan Lee

Can you help us unpack the step down in utilization despite the step-up of subcontractor usage? Where are the potential skill gaps or pyramid gaps that you are looking to fill by using your subcontractors?

Jayesh Sanghrajka

So, if you look at our subcon a couple of quarters back (editor comment – few years back), it was in the range of 11%. It has come down now to 8.5%. So, there has been a consistent effort to bring it down on a long-term basis.

Having said that, on a quarter-to-quarter basis, there could be ups and downs depending on the demand that we have, the skills that we have, at which location the skills are and you would dip into subcon or you would wind down subcon accordingly. So, that is how the subcons typically are there. Typically, the subcons are used to bridge the skill gaps across the projects that we deliver for the clients. We don't expect at this point in time the subcons to increase significantly from the current levels.

Jonathan Lee

Appreciate that color. And secondly, this may be the first time we have heard you mention forward-deployed engineers. Can you unpack how they compare relative to the teams of forward-deployed engineers that software companies are scaling? Potentially how those pools of talent are competing and whether there are higher costs associated with your forward-deployed engineers versus your traditional engineer?

Salil Parekh

So, there, Satish should also add a little bit. Let me start off. We have been using the capability of the forward-deployed engineers across our AI landscape for some time. We want to make sure that that is something we share externally.

We are not commenting on the cost or nature of those, but they are different groups within the company in the past as well, for example, we have other groups called power programmers and so on, which have different costs within our delivery structure. And so, we will use the appropriate level of cost depending on which market those engineers are operating in to fulfill that work for our clients.

Satish H. C.

Thanks, Salil. So, I guess the opportunity with AI is that we are developing a new breed of services stack or software stack for our clients, which is never done before. So, this is reimagining of either how we run business or how we even deliver services.

So, given that this is a different paradigm, the onus is on co-creation with our clients, which is why I think there is a sharper pivot to the leverage of forward-deployed engineers to work very closely with our clients. And as we move from POCs to enterprise scale adoption, we see that there will be a lot more need for forward-deployed engineers to work with our clients to drive this co-creation of the new breed of software stack.

Moderator

Next question is from the line of Vibhor Singhal from Nuvama. Please go ahead.

Vibhor Singhal

Salil, just a question on the overall uncertainty that we are facing in the environment, especially in the light of the recent H-1B visa hike. So, just wanted to pick your brain as to, first of all, I mean, in the near term, let's say, in the last couple of weeks or few weeks that that event has passed by, did we see a heightened level of uncertainty, which maybe might have led to some of the deals being pushed off and some of the concerns cropping up from the clients?

And from a longer-term point of view, I know we and many, most of the industry experts have basically explained that this should not be a big deterrent in terms of our business model. But how do you see this change changing the business model? I mean, do we believe that there is a possibility of higher offshoring that can be done now with this when companies try to avoid the higher H-1B visa fee and clients would also be amenable to that? Could that be, let's say, an unintended benefit that could actually trickle by because of this event that took place?

Salil Parekh

So, on the short term, I am not sure I followed everything, but basically, we have not seen any change if that was the question in the short term.

On the medium, long term, the model will change as we were discussing earlier, which is essentially, we have been working on localization for quite some years in most of our markets outside India, so U.S. also. So, there will be more work in our technology hubs and centers there with local employees. There will be more nearshore work. There will be more offshore work. And that is the approach that we will put in place, essentially ensuring that the client delivery remains in a good place. So, that is what we see.

If you are looking at like, let's say, some percentages and so on, we don't have that sort of a view, but that is the general approach and the model change that we see coming.

Vibhor Singhal

A bit farfetched maybe, but let's say, if we try to do more of nearshoring and offshoring, do you think clients would be okay with this? Because let's be honest. I mean, I am assuming that at this point of time before, let's say, the announcement, we were operating at a specific onsite to offshore ratio, which we would have tried to optimize by ourselves. So, if there was a specific onsite presence, it would have been maybe requirement of the client, maybe requirement of regulator or our own requirements. So, would it be easy to get this through to move that business? There will be some part, as you rightly said, that you will have local hires. But the part that we are planning to move to nearshore and offshore, how easy or difficult will it be for clients to accept that?

Salil Parekh

So, this is a broad approach. We will work jointly with each client to define specifically how it will work for the client. It is a little bit if you go back to the time when there was the COVID, everyone was working remotely for so much time, and we just figured it out. We were quite adept at it at that time.

So, now there is a model that we have built. We are working with clients. What we do feel is quite comfortable that we will not have any constraints in client delivery through different levers in the model. It is not that one lever. Some clients may have a different lever and some may have another type of lever, but we feel comfortable with that.

Jayesh Sanghrajka

Vibhor, if I could just add, if you look at pre-COVID, we were at close to 30% onsite, 70% offshore. And every year, the needle used to move by 20 to 30 bps. Post-COVID, it changed significantly by 3% to 4% or more in a year's time. And that is what I think Salil is referring to. When a constraint comes in, both we and client work together, and we have been able to reach a model that works, and I am sure we will be able to do that this time as well.

Vibhor Singhal

And just last question on that part since you have come in, I know it might sound too optimistic. Could it actually lead to an unintended benefit that we do more of nearshoring and offshoring and that could possibly be a margin lever for us or for the industry?

Jayesh Sanghrajka

Difficult to say at this point in time. But I mean, mathematically, if you do more nearshoring and more offshoring, it should mean more margin, but it depends on to what extent you are able to do offshoring, nearshoring and to what extent we will end up doing more local hiring.

So, I think it is going to be a balanced act there.

Moderator

Next question is from the line of James Friedman from Susquehanna International. Please go ahead.

James Friedman

Jayesh, in your prepared remarks, you called out a 70-basis point impact from higher post-sale customer support, I am just reading from the transcript. Is that a normal thing? Or is that something different? What is that about?

Jayesh Sanghrajka

So, James, if you recollect last quarter, we had a benefit on this. So, on a quarter-on-quarter basis, it is an impact from a margin walk perspective. This quarter, it is at a normalized level. So, last quarter is where we had a benefit.

James Friedman

Now I remember. I apologize. I got it. And then in terms of your offshore/onsite, what you are contemplating longer term, I was just wondering, how do you think about AI delivery impacting the regionalization of your headcount, AI delivery? And does AI impact where your people need to be?

Salil Parekh

Hi, this is Salil addressing that point. I think we already see projects where we have agents, which is with AI working alongside the people on the project. So, that will also be part of this new delivery model. There is one change which is based on the visa discussion we were having. And everything with or without the visa will be changed with the agents and how that will work over time. So, those are two different sorts of trends, but they will both come together and sort of the ratios and so on will develop as we build out the business.

Moderator

Next question is from the line of Sumeet Jain from CLSA India. Please go ahead.

Sumeet Jain

Firstly, I want to understand the impact of AI on your and IT services industry’s revenue growth profile. Do you think the deflationary impact is higher than the volume growth opportunity? And maybe if you can give us a sense on your renewed deals, how much is compression due to AI versus incremental scope expansion?

Salil Parekh

This is Salil. So, there, we see 2 types of things for AI. One, growth opportunities, where we see clients are starting to look at leveraging AI, whether it is in their sales function, their marketing function, how they can drive growth from it. And the second, as you point out, is more productivity or efficiency for different processes and activities within their company.

Today, with the economic environment where it is, there is a lot of interest and focus on cost reduction, and that is where we see a lot of the initial work coming in. Some of the things that we are seeing, for example, the discussion we had a little while ago on modernization. Those discussions are much more about growth because it is not something that the company, a client is doing at all. It is a question of how they will do it, how it will be leveraged. So, at this stage, I don't have a view on which of these two factors will be larger or smaller, but we certainly see a lot of growth opportunities from what we can deliver with AI.

Sumeet Jain

So, maybe, Salil, prodding it further, do you think the IT service budgets of your clients are expanding due to AI?

Salil Parekh

So, there, what we see now is, a lot of companies are in mode of a lot of cost control with the changes in the economic environment. So, it is difficult to ascertain what they will use it for in different economic environments.

So, today, if I look at it, whether it is AI or non-AI, meaning we do a lot of work on, let's say, consolidation. We do a lot of work on automation, non-AI automation. So, there is a real interest from clients that, look, can you help us through these other techniques, also reduce cost. And that is the predominant way that we are looking, we are seeing some of the large deals come about.

My sense is as there are AI approaches, which are showing clients where they can impact the business on the growth side and where the economic environment supports it, we will see more and more of those opportunities.

Sumeet Jain

That is helpful. And maybe my second question is around, of course, this year, macro is pretty weak because of tariff-related uncertainty. But if the macro improves next year due to tariff uncertainty going away, do you think the IT services industry growth would be higher next year compared to this year, ignoring how AI will play around?

Salil Parekh

That is a very good question, if I could answer that. It is difficult to say from our side, meaning we think basically that when the macro improves, the tech improves. But now, we will see how that plays out. That’s typically been our experience from the past, but I don't have a view like for next year, how it will look.

Moderator

Next question is from the line of Nitin Padmanabhan from Investec India. Please go ahead.

Nitin Padmanabhan

So, a couple of questions. So, one is you spoke about volumes being sort of flattish where realizations being a bigger driver of growth. If you could help contextualize what is driving that? So, that is the first one.

The second is any color you can give on the Versent JV, both in terms of when it could sort of accrue the kind of revenue or margins there?

And finally, your thoughts on how do you see furloughs this time versus last year? And in terms of smaller deals, do you see any pickup?

Jayesh Sanghrajka

So, Nitin, this is Jayesh here. Let me take that. We did say that volumes were softer and the large part of the growth came from the RPP expansion. Part of that was because we had a higher working day and calendar day this quarter, which reflects in pricing in a way. The part of that is also Project Maximus, where we have been trying to drive or getting the effective pricing increases through various levers within that, and that is where it has helped in terms of revenue.

Your second question was on Versent. We haven't been able to close that yet because it is pending for few of the regulatory approvals. So, as, and when we get the approvals, we will announce the closure. At this point in time, we do not know. We expect it to be closed in this year, but we do not know the exact timelines, and therefore, it is not baked in the guidance at this point in time.

The last year revenue was around Australian $210 mn. So, that is all I can give you as a reference to put in an estimate once it is closed. You have one more question.

Nitin Padmanabhan

Any color on margins for Versent? And the other one was, other questions were on furloughs versus last year and any pickup in small deals?

Jayesh Sanghrajka

So, furloughs at this point in time, we do not expect to be significantly different than the last year. And we do not disclose margins of the acquisitions.

Nitin Padmanabhan

Perfect. Any pickup in small deals that you have seen?

Jayesh Sanghrajka

I think small deals have remained similar as compared to last year. The overall pipeline continues to remain strong. There is nothing unusual to call out there.

Moderator

Next question is from the line of Abhishek Kumar from JM Financial. Please go ahead.

Abhishek Kumar

I have a question on your second half outlook. Now we understand the seasonal factors and probably that is what is driving decline at the midpoint of the implied guidance. But I just wanted to get a sense that this year, deal wins has been strong, then you have closed $1.6 bn deal, which if my calculation is right, is a $100 mn-plus ACV deal. So, is it just your conservatism at this stage, given Q4 generally is weaker? Or is there anything else that is restricting you from raising the upper end of the guidance?

Jayesh Sanghrajka

So, Abhishek, like we have always said, the way we look at guidance is to reduce the asymmetry of information between us and the investor community. At this point in time, based on the various models that we run, that leads us to various levels of guidance, and that is how we have arrived at the guidance.

Like what we have been saying for the last couple of quarters, at the lower end of the guidance, we have baked in elevated level of uncertainty and at the upper end of the guidance, we have baked in a stable environment.

Having said that, as you know, H2 is softer from a seasonality perspective. We have lower working days, lower calendar days, higher impact from furloughs, etc. So, all of that impacts our H2 versus H1. And we also need to remember that we have delivered a stronger H1 versus many of our peers. So, from that perspective, the H2 automatically gets impacted.

Abhishek Kumar

So, maybe a quick follow-up on the mega deal you just announced. Is it expected to start ramping up this fiscal year? And what would be net new contribution, if you can call that out?

Jayesh Sanghrajka

Abhishek, the deal that we have announced is completely 100% net new, and it will start ramping up this year.

Moderator

Next question is from the line of Sandeep Shah from Equirus Securities. Please go ahead.

Sandeep Shah

Jayesh, just wanted to understand, in your guidance assumption for the second half, are you also expecting further lower pass-through, the third-party item sales? Because in the first half, it has been 7.4% versus 8.2% for the whole year last year. And generally, Q3 sees seasonal strength on the third-party items. So this time, you believe it could not show the strength, and it could be further down from 7.4% in the 1H versus what you expect in 2H?

Jayesh Sanghrajka

Yes. So, Sandeep, like we said at the beginning of the year, this year, we expect the third party to be lower than what we had last year, and we expect the similar trend to continue. So, we do not expect unusual growth or unusual elevation in third party in Q3.

Sandeep Shah

And second, just the follow-up. In terms of seasonal softness, which is reflecting in your 2H implied guidance, what was the urgency to deploy 8,000 net additions in the employee side? Can you explain the high recruitment versus seasonal softness in the 2H?

Jayesh Sanghrajka

So, Sandeep, it is a factor of the demand and supply environment. We are already at 85% utilization. And we also onboarded 12,000 freshers. So, that just talks about the visibility that we have in our business.

Moderator

Thank you very much. That will be the last question for today. I now hand the conference over to the management for closing comments.

Salil Parekh

Thank you. Thanks, everyone, for joining in. Just wanted to summarize, we had a strong Q2, very good large deals, one mega deal after the quarter, so even better. We spent a lot of time sharing with you our leadership in enterprise AI and forward-deployed engineering capability and the growth of that. We feel we have a really strong position in this area, and we continue to lead in many places here.

We have an increase in our guidance for revenue growth, the new guidance being 2% to 3% for the full financial year. With all of this, we look forward to a strong Q3 and Q4 and look forward to interacting with you at the end of next quarter. Thank you. Take care.

Moderator

Thank you very much, members of the management. Ladies and gentlemen, on behalf of Infosys Limited, that concludes this conference. Thank you for joining us and you may now disconnect your lines. Thank you.